September 2008 Filed pursuant to Rule 433 dated August 21, 2008 relating to Preliminary Pricing Supplement No. 760 dated August 21, 2008 to Registration Statement No. 333-131266
STRUCTURED INVESTMENTS
Opportunities in Commodities

PLUS based on the S&P GSCITM Index—Excess Return due October 20, 2009
Performance Leveraged Upside SecuritiesSM

PLUS offer leveraged exposure to a wide variety of assets and asset classes, including equities, commodities and currencies.  These investments allow investors to capture enhanced returns relative to the asset’s actual positive performance.  The leverage typically applies only for a certain range of price performance.  In exchange for enhanced performance in that range, investors generally forgo performance above a specified maximum return.  At maturity, investors will receive an amount in cash that may be more or less than the principal amount based upon the closing value of the asset at maturity.
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	October 20, 2009
Underlying index:	S&P GSCITM Index—Excess Return
Aggregate principal amount:	$
Payment at maturity per PLUS:
If final index value is greater than initial index value,
$1,000 + leverage upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Leverage upside payment:	$1,000 x the upside leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The official settlement price of the underlying index on the pricing date
Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	October 13, 2009, subject to adjustment for certain market disruption events
Upside leverage factor:	300%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$1,250 to $1,270 (125% to 127% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS (see “Commissions and Issue Price” below)
Pricing date:	September , 2008, subject to adjustment for certain market disruption events
Original issue date:	September , 2008 (5 business days after the pricing date)
CUSIP:	617482BS2
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per PLUS	100%	1.5%	98.5%
Total	$	$	$

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $995 per PLUS.  Please see “Syndicate Information” on page 6 for further details.

(2)
For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You Should Read This Document Together With The Preliminary Pricing Supplement Describing This Offering, And The Prospectus Supplement And Prospectus, Each Of Which Can Be Accessed Via The Hyperlinks Below, Before You Decide To Invest.

Preliminary Pricing Supplement No. 760 dated August 21, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

FWP:  MSPRB0707001

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Investment Overview

Performance Leveraged Upside Securities
Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to commodities can use the PLUS based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009  (the “PLUS”):

▪	To gain access to commodities and provide portfolio diversification from traditional fixed income/equity investments

▪	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of price performance of the underlying index

▪	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario

▪	To achieve similar levels of exposure to the underlying index as a direct investment while using fewer dollars by taking advantage of the upside leverage factor

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	13 months
Upside leverage factor:	300%
Maximum payment at maturity:	$1,250 to $1,270 (125% to 127% of the stated principal amount)
Principal protection:	None

S&P GSCITM Index—Excess Return Overview

The S&P GSCITM Index - ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.

Information as of market close on August 19, 2008:
Bloomberg Ticker Symbol:	SPGCCIP
Current Index Level:	838.28
52 Weeks Ago	589.69
52 Week High (on 7/3/2008):	1,067.01
52 Week Low (on 8/21/2007):	582.91

Underlying Index Historical Performance – Weekly Values January 3, 2003 to August 15, 2008

September 2008	Page 2

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

This 13 month investment offers 300% leveraged upside, subject to a maximum payment at maturity of $1,250 to $1,270 (125% to 127% of the stated principal amount).

Investors can use the PLUS to double returns up to the maximum payment at maturity, while maintaining similar risk as a direct investment in the underlying index.

Leverage Performance	The PLUS offer investors an opportunity to capture enhanced returns relative to a direct investment in the underlying index within a certain range of price performance.
Best Case Scenario	The underlying index increases in value and, at maturity, the PLUS redeem for the maximum payment at maturity of $1,250 to $1,270 (125% to 127% of the stated principal amount).
Worst Case Scenario	The underlying index declines in value and, at maturity, the PLUS redeem for less than the stated principal amount by an amount proportional to the decline.

Summary of Selected Key Risks (see page 9)

▪	No guaranteed return of principal.

▪	No interest payments.

▪	Appreciation potential is limited by the maximum payment at maturity.

▪	Investing in the PLUS is not equivalent to investing in the underlying index or the commodities futures contracts comprising the underlying index.

▪
The market price of the PLUS will be influenced by many unpredictable factors, including the value and volatility of the underlying index and the commodities futures contracts comprising the underlying index.

▪	Several factors have had and may in the future have an effect on the value of the underlying index.

▪	Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying index and the value of the PLUS.

▪
The PLUS will not be listed on any securities exchange, secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices and you could receive less, and possibly significantly less, than the stated principal amount per PLUS if you try to sell your PLUS prior to maturity.

▪	Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.

▪	Adjustments to the underlying index by the underlying index publisher could adversely affect the value of the PLUS.

▪	Economic interests of the calculation agent may be potentially adverse to investors.

▪	The U.S. federal income tax consequences of an investment in the PLUS are uncertain.

▪	Credit risk to Morgan Stanley.

September 2008	Page 3

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Fact Sheet

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be greater than, equal to or less than the stated principal amount based upon the closing value of the underlying index at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
September , 2008	September , 2008 (5 business days after the pricing date)	October 20, 2009
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P GSCITM Index—Excess Return
Underlying index publisher:	Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc.
Issue price:	$1,000 per PLUS (see “Syndicate Information” on page 6)
Stated principal amount:	$1,000 per PLUS
Denominations:	$1,000 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity per PLUS:
If final index value is greater than initial index value,
$1,000 + leverage upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Leverage upside payment:	$1,000 x the upside leverage factor x index percent increase
Upside leverage factor:	300%
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:
The official settlement price of the underlying index on the pricing date
In the event of a market disruption event with respect to the index on the pricing date, the initial index value shall be determined in accordance with the fallback mechanics set out under “Description of PLUS—Index Value” in the accompanying preliminary prospectus supplement

Final index value:	The official settlement price of the underlying index on the index valuation date
Index valuation date:	October 13, 2009, subject to adjustment for certain market disruption events
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$1,250 to $1,270 (125% to 127% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Risk factors:	Please see “Risk Factors” on page 9.

September 2008	Page 4

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

General Information
Listing:	The PLUS will not be listed on any securities exchange
CUSIP:	617482BS2
Tax considerations:
You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS offered under this document and is superseded by the following discussion.

Although the issuer believes that, under current law, each PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this treatment of the PLUS is respected, the following U.S. federal income tax consequences should result based on current law:

▪	a U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange; and

▪
upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the PLUS should read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for PLUS and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative characterizations or treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley Capital Group Inc. (“MSCG”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, will hedge our anticipated exposure in connection with the PLUS by taking positions in swaps, options or futures contracts on the underlying index or on the commodity contracts underlying the underlying index.  Such purchase activity could increase the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

Benefit Plan Investor Considerations:	See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

September 2008	Page 5

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Syndicate Information
Issue price of the PLUS	Selling concession	Principal amount of PLUS for any single investor
100%	1.500%	<$999K
99.750%	1.250%	$1MM-$2.999MM
99.625%	1.125%	$3MM-$4.999MM
99.500%	1.000%	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying preliminary pricing supplement, prospectus supplement and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

September 2008	Page 6

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

How PLUS Work

Payoff Diagram
The payoff diagram below illustrates the hypothetical payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$1,000

Upside leverage factor:	300%

Hypothetical maximum payment at maturity:	$1,260 (126% of the stated principal amount)

PLUS Payoff Diagram

How it works

▪
If the final index value is greater than the initial index value, investors will receive the $1,000 stated principal amount plus 300% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, investors will realize the hypothetical maximum payment at maturity at a final index value of 108.667% of the initial index value. Based on the actual and hypothetical terms above:

–	If the underlying index appreciates 5%, investors would receive a 15% return, or $1,150.

–	If the underlying index appreciates 30%, investors will receive only the hypothetical maximum payment at maturity of 126% of the stated principal amount, or $1,260.

¡
If the final index value is less than or equal to the initial index value, investors will receive an amount that is less than or equal to the $1,000 stated principal amount, based on a 1% loss of principal for each 1% decline in the underlying index.

¡	If the underlying index depreciates 10%, investors would lose 10% of their principal and receive only $900 at maturity, or 90% of the stated principal amount.

September 2008	Page 7

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Payment at Maturity

At maturity, investors will receive for each $1,000 stated principal amount of PLUS that they hold an amount in cash based upon the value of the underlying index, determined as follows:

If the final index value is greater than the initial index value:

$1,000    +    Leveraged Upside Payment:

subject to a maximum payment at maturity of $1,250 to $1,270 or 125% to 127% of the stated principal amount,

If the final index value is less than or equal to the initial index value:

$1,000    x    Index Performance Factor

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $1,000.

September 2008	Page 8

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

▪
PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

▪
Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $1,250 to $1,270 (125% to 127% of the stated principal amount).  Although the upside leverage factor provides 300% exposure to any increase in the price of the underlying shares as of the valuation date, because the payment at maturity will be limited to 125% to 127% of the stated principal amount for the PLUS, the percentage exposure provided by the upside leverage factor is progressively reduced as the final share price exceeds approximately 108.33% to 109% of the initial share price.

▪
Not equivalent to investing in the underlying index.  Investing in the PLUS is not equivalent to investing in the underlying index or the futures contracts that comprise the underlying index.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

▪
Market price influenced by many unpredictable factors.  Numerous factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value and volatility of the underlying index, the price and volatility of the commodity underlying the underlying index, trends of supply and demand for the commodities underlying the underlying index, geopolitical conditions and economic, financial, political and regulatory or judicial events, interest and yield rates in the market, time remaining to maturity and the creditworthiness of the issuer.  In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the PLUS will vary and may be less than the original issue price at any time prior to maturity and sale of the PLUS prior to maturity may result in a loss.

▪
Several factors have had and may in the future have an effect on the value of the underlying index.  Investments, such as the PLUS, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the value of your PLUS in varying and potentially inconsistent ways. See “An investment in commodities could expose you to a concentrated risk” for further information on certain specific risks associated with commodities.

▪
Higher future prices of the index commodities relative to their current prices may adversely affect the value of the underlying index and the value of the PLUS.  The underlying index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the underlying index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the underlying index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the underlying index have historically traded in

September 2008	Page 9

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

“contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the underlying index and, accordingly, the value of the PLUS.

▪
Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS.  The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the underlying index and, therefore, the value of the PLUS.

▪
Adjustments to the underlying index could adversely affect the value of the PLUS.  Standard and Poor’s, a Division of The McGraw-Hill Companies, Inc., or S&P, as the underlying index publisher, may add, delete or substitute the commodity constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  Any of these actions could adversely affect the value of the PLUS.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one possible treatment, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with

September 2008	Page 10

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative characterizations or treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Other Risk Factors

▪
The PLUS will not be listed.  The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

▪
Potential adverse economic interest of the calculation agent and other of our affiliates.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount investors may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the initial index value and, therefore, could increase the value at which the underlying index must close before investors receive a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash investors will receive at maturity.

▪	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the PLUS.

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PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Information about the Underlying Index

The S&P GSCITM  Index—Excess Return.  The S&P GSCITM Index - ER is a world production-weighted index that is designed to reflect the relative significance of each of the underlying commodities in the world economy.  The S&P GSCITM Index - ER represents the return of a portfolio of commodity futures contracts included in the S&P GSCITM Index, the composition of which, on any given day, reflects the CPW and “roll weights” of the contracts included in the S&P GSCITM Index (discussed below).  The S&P GSCITM Index is an index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria.  The S&P GSCITM Index is designed to be a measure of the performance over time of the markets for these commodities.  The only commodities represented in the S&P GSCITM Index are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries.  The commodities included in the S&P GSCITM Index are weighted, on a production basis, to reflect the relative significance (in the view of S&P, in consultation with the Index Advisory Panel) of such commodities to the world economy.  The S&P GSCITM Index - ER commodities included in the Index and their dollar weightings on August 18, 2008 are:

Commodity	Weight
Energy
Crude Oil	40.47%
Brent Crude Oil	14.71%
RBOB Gas	4.35%
Heating Oil	5.21%
GasOil	5.28%
Natural Gas	5.58%
Industrial Metals
Aluminium	2.31%
Copper	2.76%
Lead	0.28%
Nickel	0.52%
Zinc	0.39%
Precious Metals
Gold	1.59%
Silver	0.19%
Agriculture
Wheat	3.77%
Red Wheat	0.89%
Corn	3.47%
Soybeans	2.10%
Cotton	0.73%
Sugar	1.06%
Coffee	0.55%
Cocoa	0.22%
Livestock
Live Cattle	2.07%
Feeder Cattle	0.38%
Lean Hogs	1.11%

The fluctuations in the value of the S&P GSCITM Index are intended generally to correlate with changes in the prices of such physical commodities in global markets. The S&P GSCITM Index has been normalized such that its hypothetical level on January 2, 1970 was 100.  Futures contracts on the S&P GSCITM Index, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.  For more information see “Description of PLUS—The Index” in the preliminary pricing supplement describing this offering.

License Agreement between S&P and Morgan Stanley.  S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P GSCITM Index—Excess Return, which is owned and published by S&P, in connection with securities, including the PLUS.  See “Description of PLUS—License Agreement between S&P and Morgan Stanley” in the preliminary pricing supplement describing this offering.

September 2008	Page 12

PLUS Based on the Value of the S&P GSCITM Index—Excess Return due October 20, 2009 Performance Leveraged Upside SecuritiesSM

Historical Information
The following table sets forth the published high and low daily official settlement prices, as well as end-of-quarter daily official settlement prices, of the underlying index for each quarter in the period from January 3, 2003 through August 19, 2008.  The closing value of the underlying index on August 19, 2008 was 838.29.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date.
Underlying Index	High	Low	Period End
2003
First Quarter	522.20	420.18	446.51
Second Quarter	477.10	412.78	459.07
Third Quarter	487.34	438.05	460.48
Fourth Quarter	533.43	461.75	511.55
2004
First Quarter	570.85	506.53	561.45
Second Quarter	631.04	547.43	573.69
Third Quarter	666.57	587.42	666.57
Fourth Quarter	728.29	579.55	591.61
2005
First Quarter	720.16	579.66	717.11
Second Quarter	732.02	619.16	679.98
Third Quarter	839.10	682.51	819.03
Fourth Quarter	814.56	687.88	719.44
2006
First Quarter	752.37	653.20	701.57
Second Quarter	776.85	699.56	739.99
Third Quarter	768.78	602.83	617.30
Fourth Quarter	629.32	578.74	582.22
2007
First Quarter	604.87	520.48	604.82
Second Quarter	616.52	581.51	605.54
Third Quarter	674.00	582.91	667.45
Fourth Quarter	748.05	644.60	738.30
2008
First Quarter	866.81	697.95	807.03
Second Quarter	1,039.02	799.33	1,033.94
Third Quarter (through August 19, 2008)	1,067.01	827.03	838.28

September 2008	Page 13